ArcelorMittal 6-K

Exhibit 99.1

press release

ArcelorMittal publishes its Annual Report 2022 on Form 20-F

08 March 2023, 16:00 CET

ArcelorMittal has filed its Annual Report 2022 on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is now available at http://corporate.arcelormittal.com > Financial reports.

ArcelorMittal will send a hard copy of the Form 20-F Annual Report for 2022, which includes the audited financial statements, to shareholders free of charge upon request.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com